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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

DOLBY LABORATORIES, INC.

(Name of Issuer)

CLASS A COMMON STOCK

(Title of Class of Securities)

25659T107 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 25659T107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ray Dolby
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 63,333,100(1) 6. Shared Voting Power 7. Sole Dispositive Power 68,000,100(2) 8. Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 68,000,100(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 64.9%(3)
12.	Type of Reporting Person (See Instructions) IN

(1)	Reflects 100 shares of Class A common stock held by Ray Dolby and 63,333,000 shares of Class B common stock held of record by Ray Dolby as Trustee of the Ray Dolby Trust under the Dolby Family Instrument dated May 7, 1999. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B common stock; or upon certain transfers. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to conversion rights and voting rights. Each share of Class B common stock is entitled to ten votes per share, whereas each share of Class A common stock is entitled to one vote per share.
(2)	Reflects (i) 100 shares of Class A common stock held by Ray Dolby; (ii) 63,333,000 shares of Class B common stock held of record by Ray Dolby as Trustee of the Ray Dolby Trust under the Dolby Family Instrument dated May 7, 1999, and (iii) 4,667,000 shares of Class B common stock held of record by Ray and Dagmar Dolby Investments, L.P., over which Ray Dolby, as Trustee of the Ray Dolby Trust under the Dolby Family Instrument dated May 7, 1999, holds sole dispositive power. Voting power over 2,333,500 of the shares of Class B common stock held by Ray and Dagmar Dolby Investments, L.P. is held by Thomas E. Dolby, son of Ray and Dagmar Dolby, as Special Trustee of the Ray Dolby 2002 Trust A, dated April 19, 2002. Voting power over 2,333,500 of the shares of Class B common stock held by Ray and Dagmar Dolby Investments, L.P. is held by David E. Dolby, son of Ray and Dagmar Dolby, as Special Trustee of the Ray Dolby 2002 Trust B, dated April 19, 2002. The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
(3)	Represents 92.1% of the total voting power because each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes.

CUSIP No. 25659T107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ray Dolby Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 63,333,000(4) 6. Shared Voting Power 7. Sole Dispositive Power 63,333,000(4) 8. Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 63,333,000(4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 60.5%(5)
12.	Type of Reporting Person (See Instructions) OO

(4)	Reflects shares of Class B common stock. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B common stock; or upon certain transfers. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to conversion rights and voting rights. Each share of Class B common stock is entitled to ten votes per share, whereas each share of Class A common stock is entitled to one vote per share.

As Trustee of the Ray Dolby Trust under the Dolby Family Instrument dated May 7, 1999, Ray Dolby holds sole voting and dispositive power with respect to these shares.

(5)	Represents 85.8% of the total voting power because each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes.

CUSIP No. 25659T107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ray and Dagmar Dolby Investments, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0(6) 6. Shared Voting Power 7. Sole Dispositive Power 4,667,000(7) 8. Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,667,000(7)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 4.5%(8)
12.	Type of Reporting Person (See Instructions) OO

(6)	Voting power over 2,333,500 of the shares of Class B common stock held by Ray and Dagmar Dolby Investments, L.P. is held by Thomas E. Dolby, son of Ray and Dagmar Dolby, as Special Trustee of the Ray Dolby 2002 Trust A, dated April 19, 2002. Voting power over 2,333,500 of the shares of Class B common stock held by Ray and Dagmar Dolby Investments, L.P. is held by David E. Dolby, son of Ray and Dagmar Dolby, as Special Trustee of the Ray Dolby 2002 Trust B, dated April 19, 2002.
(7)	Reflects shares of Class B common stock. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B common stock; or upon certain transfers. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to conversion rights and voting rights. Each share of Class B common stock is entitled to ten votes per share, whereas each share of Class A common stock is entitled to one vote per share.
(8)	Represents 6.3% of the total voting power because each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes.

Item 1.	(a)	Name of Issuer Dolby Laboratories, Inc.

	(b)	Address of Issuer’s Principal Executive Offices 100 Potrero Avenue, San Francisco, CA, 94103

Item 2.	(a)	Name of Person Filing

i. Ray Dolby ii. Ray Dolby Trust iii. Ray and Dagmar Dolby Investments, L.P.

(b)

Address of Principal Business Office or, if none, Residence

i. c/o Dolby Laboratories, Inc., 100 Potrero Avenue, San Francisco, CA, 94103

ii. c/o Dolby Laboratories, Inc., 100 Potrero Avenue, San Francisco, CA, 94103

iii. c/o Dolby Laboratories, Inc., 100 Potrero Avenue, San Francisco, CA, 94103

	(c)	Citizenship i. USA ii. California iii. California

	(d)	Title of Class of Securities Class A common stock

	(e)	CUSIP Number 25659T107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-I(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information set forth herein is as of December 31, 2005.

	(a)	Amount beneficially owned: i. 68,000,100(2) ii. 63,333,000(4) iii. 4,667,000(7)

	(b)	Percent of class: i. 64.9%(3) ii. 60.5%(5) iii. 4.5%(8)

	(c)	Number of shares as to which the person has: i. Ray Dolby

		(i)	Sole power to vote or to direct the vote: 63,333,100(1)

		(ii)	Shared power to vote or to direct the vote: 0

		(iii)	Sole power to dispose or to direct the disposition: 68,000,100(2)

		(iv)	Shared power to dispose or to direct the disposition: 0

ii. Ray Dolby Trust

		(i)	Sole power to vote or to direct the vote: 63,333,000(4)

		(ii)	Shared power to vote or to direct the vote: 0

		(iii)	Sole power to dispose or to direct the disposition: 63,333,000(4)

		(iv)	Shared power to dispose or to direct the disposition: 0

iii. Ray and Dagmar Dolby Investments, L.P.

		(i)	Sole power to vote or to direct the vote: 0(6)

		(ii)	Shared power to vote or to direct the vote: 0

		(iii)	Sole power to dispose or to direct the disposition: 4,667,000(7)

		(iv)	Shared power to dispose or to direct the disposition: 0

Item 5.	Ownership of Five Percent or Less of a Class Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company Not applicable.

Item 8.	Identification and Classification of Members of the Group Not applicable.

Item 9.	Notice of Dissolution of Group Not applicable.

Item 10.	Certification Not applicable.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

RAY DOLBY

/s/ Ray Dolby

RAY DOLBY TRUST UNDER
THE DOLBY FAMILY TRUST
INSTRUMENT, DATED MAY 7, 1999

/s/ Ray Dolby
By: Ray Dolby, Trustee of the Ray Dolby Trust under the Dolby Family Trust Instrument, dated May 7, 1999

RAY AND DAGMAR DOLBY INVESTMENTS, L.P.

/s/ Ray Dolby
By: Ray Dolby, as Trustee of the Ray
Dolby Trust under the Dolby Family Trust Instrument, dated May 7, 1999
Its: General Partner

Exhibit 1	Joint Filing Agreement
Exhibit 2	Power of Attorney
Exhibit 3	Power of Attorney
Exhibit 4	Power of Attorney

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)